

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2010

Via U.S. Mail

Mr. Tong Shiping, Chief Executive Officer
China Auto Logistics, Inc.
No. 87 No. 8 Coastal Way, Floor 2
Construction Bank, FTZ
Tianjin Province, The People's Republic of China 300461

> **Re:** **China Auto Logistics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 000-52625**

Dear Mr. Shiping:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

1. We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In this regard, this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Section 16(a) Beneficial Ownership Reporting Compliance

2. We note your statement regarding Section 16(a) beneficial ownership reporting compliance in reference to the fiscal year ending on December 31, 2008. Please confirm that your officers, directors, and beneficial owners of more than 10% of your common stock have filed the statements of ownership on a timely basis for the fiscal year ending on December 31, 2009. Refer to Item 405 of Regulation S-K.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
(2) Summary of Significant Accounting Policies, page F-10
Revenue Recognition, page F-12

3. We note under Web-based Advertising Services in MD&A that subscription exemptions, discounted prices, and free advertisements are offered to attract repeat customers. In this regard, please tell us, and revise future filings to disclose, your accounting policy with regard to how revenue recognition is impacted by these allowances. Please refer to ASC 605-50-25.

(3) Change in China Auto's Ownership Interest in Consolidated Subsidiaries, page F-16

4. We note that during 2009, Shisheng purchased additional ownership interests in Hengjia, Ganghui, and Zhengji to obtain majority ownership. As such, the noncontrolling interest in such entities was reduced. Please explain to us how you calculated the reduction to noncontrolling interest in the amount of $1,578,245 reflected on your statements of

shareholders' equity as a result your purchase of such additional ownership interests. We may have further comment upon receipt of your response.

(9) Related Party Balances and Transactions, page F-20

5. We note from your disclosures that during fiscal 2009 and 2008 you borrowed $9,198 and $73,249,961, respectively from Cheng Weihong in the form of non-interest bearing loans and repaid $0 and $73,562,626, respectively. Please tell us and revise your disclosures in future filings to describe the pertinent terms of the non-interest bearing loan arrangement with Cheng Weihong and explain why the amounts repaid to Cheng Weihong for such loans appear to be greater than the original loans amounts. We note similar footnote disclosure in your Form 10-K for the fiscal year ended December 31, 2008 for amounts borrowed and repaid in fiscal 2008 and 2007.

6. Furthermore, please tell us whether any interest expense has been recognized related to the non-interest bearing loans as it is unclear from your current footnote disclosures. If not, please explain why and tell us how your accounting treatment complies with the guidance prescribed in ASC 835-30-25.

Signatures

7. Please confirm that in future filings you will revise your signature page to identify your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief